FORM 11-K/A
                                 AMENDMENT NO. 1
                                  TO FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

{X}  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

     For the fiscal year ended               December 31, 2002

{ } TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from _____________________ to _________________

     Commission file number 1-14177

     A. Full title of the plan:

                         COBALT CORPORATION 401(K) PLAN

     B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

                               Cobalt Corporation
                            401 West Michigan Street
                           Milwaukee, Wisconsin 53203

                              REQUIRED INFORMATION

     The following financial statements and schedules of the Cobalt Corporation. 401(k) Plan (the "Plan"), prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.

                         Cobalt Corporation 401(k) Plan

                Financial Statements and Supplemental Schedules
                 For the Years Ended December 31, 2002 and 2001
            Together with Reports of Independent Public Accountants

Cobalt Corporation 401(k) Plan

Financial Statements
December 31, 2002 and 2001


Table of Contents


                                                                            Page

Reports of Independent Public Accountants......................................1

Financial Statements

         Statements of Assets Available for Benefits
         as of December 31, 2002 and 2001......................................3

         Statements of Changes in Assets Available for Benefits
         for the Years Ended December 31, 2002 and 2001........................4

Notes to Financial Statements..................................................5

Supplemental Schedules

         Schedule H, line 4i - Schedule of Assets (Held at End of Year)
         as of December 31, 2002..............................................11

         Schedule H, line 4i - Schedule of Assets (Acquired and Disposed of
         Within Year) for the Year Ended December 31, 2002....................12

         Schedule H, line 4j - Schedule of Reportable Transactions
         for the Year Ended December 31, 2002.................................13

Report of Independent Public Accountants

To the Employee Benefits Committee of Cobalt Corporation:

We have audited the accompanying statement of assets available for benefits of the Cobalt Corporation 401(k) Plan (the Plan) as of December 31, 2002 and the related statement of changes in assets available for plan benefits for the year then ended. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audit. The 2001 financial statements were reported on by other auditors whose report dated June 21, 2002 on the statements expressed an unqualified opinion.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Cobalt Corporation 401(k) Plan as of December 31, 2002 and the changes in assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic 2002 financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's administrator. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                 /s/ Coleman & Williams, Ltd.

Milwaukee, Wisconsin
June 17, 2003

                         Report of Independent Auditors

Employee Benefits Committee
Cobalt Corporation 401(k) Plan

We have audited the accompanying statement of assets available for benefits of Cobalt Corporation 401(k) Plan as of December 31, 2001, and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of Cobalt Corporation 401(k) Plan at December 31, 2001, and the changes in its assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.


                                      /s/ Ernst & Young LLP
Milwaukee, Wisconsin
June 21, 2002

Cobalt Corporation 401(k) Plan

Statements of Assets Available for Benefits


                                                         December 31,
                                                   2002                2001
                                               -----------         -----------
ASSETS

  Investments, at fair value                   $79,883,814         $75,992,942
  Cash                                              26,344                   -
  Contribution receivables:
         Participant                               267,645             303,719
         Employer                                   86,035              97,573
  Receivables -
         Interest and dividends                     30,389              29,059
                                               -----------         -----------
  ASSETS AVAILABLE FOR BENEFITS                $80,294,227         $76,423,293
                                               ===========         ===========

     The accompanying Notes to Financial Statements are an integral part of these statements.

Cobalt Corporation 401(k) Plan

Statements of Changes in Assets Available for Benefits
For the Years Ended December 31, 2002 and 2001


                                                                                            Year ended December 31,
                                                                                            2002               2001
                                                                                        -----------        -----------
ADDITIONS TO ASSETS
     Contributions:
       Participants                                                                     $ 7,947,121        $ 8,744,012
       Employers                                                                          2,076,418          2,515,764
                                                                                        -----------        -----------
                                                                                         10,023,539         11,259,776
     Interest and dividends                                                                 925,676            818,018
     Cash transfers and rollovers                                                           195,007          7,885,147
     Net appreciation (depreciation) in fair value of investments                         2,233,299         (2,262,108)
                                                                                        -----------        -----------
        Total additions                                                                  13,377,521         17,700,833

DEDUCTIONS FROM ASSETS

     Benefits and withdrawals                                                             9,506,587          4,532,811
                                                                                        -----------        -----------
     Total deductions                                                                     9,506,587          4,532,811
                                                                                        -----------        -----------

Net increase                                                                              3,870,934         13,168,022

ASSETS AVAILABLE FOR  BENEFITS

     Beginning of year                                                                   76,423,293         63,255,271
                                                                                        -----------        -----------
     End of year                                                                        $80,294,227        $76,423,293
                                                                                        ===========        ===========

     The accompanying Notes to Financial Statements are an integral part of these statements.

Cobalt Corporation 401(k) Plan

Notes to Financial Statements
December 31, 2002 and 2001


NOTE 1. PLAN DESCRIPTION

The Cobalt Corporation 401(k) Plan (the Plan) is a defined contribution plan which covers eligible salaried and hourly employees not subject to collective bargaining agreements of Cobalt Corporation (Employer), formerly known as United Wisconsin Services, Inc. (UWS), and any subsidiaries including Blue Cross & Blue Shield United of Wisconsin (BCBSUW), to which participation has been extended. BCBSUW converted to a stockholder-owned corporation by combining with Cobalt Corporation on March 23, 2001.

Eligible employees can elect to participate in the Plan upon employment with the Employer. The Plan allows participants to direct their contributions into one or a combination of several investment options offered by the Plan. Participants can make qualifying contributions of 2% to 40% of their eligible compensation, which the Employer matches on a 50% basis (generally excluding contributions in excess of 5%). Employer matching contributions are generally required to be invested in Cobalt common stock through the Cobalt Corporation Pooled Stock Fund.

Earnings of the Plan are allocated daily to individual participant accounts, as defined in the Plan.

The participants' contributions and earnings thereon are 100% vested at all times. Participants' contributions may be withdrawn, subject to certain limitations, prior to termination of participation in the Plan. Earnings thereon may be withdrawn only upon termination of employment. Employer contributions and earnings thereon generally become vested based on years of service and may be withdrawn only upon termination of employment. Forfeited Employer contributions are used to offset subsequent employer contributions.

Although they have not expressed any intent to do so, the employers have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, participants' Employer contribution accounts will become 100% vested.

A description of the Plan is contained in the Summary Plan Description, which can be obtained from the Plan Administrator.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

a.   Investment Valuation
     --------------------

     Assets of the Plan are held by American Express Trust Company under a trust agreement, under which the assets of the Plan are segregated and invested separately. Investments are valued at fair value based on quoted market prices, except for participant loans, which are valued at their current outstanding balances, which approximate fair value.

b.   Contributions
     -------------

     Contributions from participants are recorded in the period the Employer makes corresponding payroll deductions. Contributions from the Employer are recorded based upon amounts required to be contributed as determined by the Plan.

c.   Administrative Expenses
     -----------------------

     With the exception of fees on personal loans, all administrative expenses in 2002 and 2001 were paid by the Employer.

d.   Basis of Accounting
     -------------------

     The financial statements have been prepared on the accrual basis of accounting.

e.   Use of Estimates
     ----------------

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from assets during the reporting periods. Actual results could differ from those estimates.

NOTE 3. INVESTMENTS

During 2002 and 2001, the Plan's investments (including investments purchased, sold as well as held during the year) changed in fair value as determined by American Express Trust as follows:

                                           Net Realized and Unrealized
                                          Appreciation (Depreciation) in
                                            Fair Value of Investments
                                             2002               2001
                                       ------------------ ------------------
Mutual funds                                $(4,176,435)       $(4,155,115)
Common trust funds                           (4,815,087)        (2,231,932)
Common stock                                 11,224,821          4,124,939
                                       ------------------ ------------------
                                             $2,233,299        $(2,262,108)
                                       ================== ==================

Investments that represent 5% or more of the Plan's assets at December 31 are as follows:


                                                                   2002          2001
                                                               -----------   -----------
Cobalt Corporation Common Stock*                               $17,399,702   $ 8,479,256
AXP New Dimensions Fund (Y)                                      5,152,701     6,733,575
PIMCO Total Return Fund                                          9,260,794     7,368,172
American Express Trust Income Fund II                           10,552,092     9,136,653
American Express Trust Equity Index Fund II                     14,709,543    19,568,722
AIM Constellation Fund                                                  **     5,954,736
Janus Overseas Fund                                                     **     4,787,047
American Express Trust Horizon Medium Term (50:50)
  Fund                                                           6,099,319     6,521,218
*Includes nonparticipant-directed funds (see Note 4)
**Below 5% threshold

NOTE 4. NONPARTICIPANT-DIRECTED INVESTMENTS

The Cobalt Corporation Pooled Stock Fund contains nonparticipant-directed funds. Information about the assets and the significant components of changes in assets related to this fund are as follows:


                                                    December 31,
                                              2002               2001
                                           -----------        -----------
Investments, at fair value:
     Cobalt Corporation common stock       $17,399,702        $ 8,479,256
     Cash and cash equivalents                 827,694            333,101
Interest and dividends receivable                  201              1,209
                                           -----------        -----------
Total of Cobalt Pooled Stock Fund          $18,227,597        $ 8,813,566
                                           ===========        ===========


                                                                                  Year ended December 31,
                                                                                  2002               2001
                                                                               -----------        -----------
Change in assets:
     Contributions:
         Employer                                                              $ 2,281,571         $2,404,919
         Employee                                                                  341,603            293,592
     Investment income                                                               9,765                  -
     Cash transfers and rollovers                                                  194,444             94,551
     Net realized and unrealized appreciation in fair value of common
         stock                                                                  10,857,451          3,045,151
     Benefits and withdrawals                                                   (4,270,803)          (369,217)
                                                                               -----------        -----------
Net increase in Cobalt Pooled Stock Fund                                       $ 9,414,031        $ 5,468,996
                                                                               ===========        ===========


The Cobalt Corporation Pooled Stock Fund generally includes the Employer's matching contributions and employee directed contributions in Cobalt Corporation common stock, which are limited to 30% of the employee's allowable contribution. At December 31, 2002 and 2001 the Plan held 1,260,848 and 1,329,027 shares of Cobalt Corporation common stock, respectively.

On June 3, 2003, Cobalt Corporation announced a tentative agreement to merge with WellPoint Health Networks Inc. in exchange for approximately $906 million in cash and stock (see Note 6).

Receivables to the Plan are not allocated until they are received therefore those amounts are not reflected in the table above.

NOTE 5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated July 29, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) of 1986, as amended, and therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan will apply for an updated letter from the Internal Revenue Service stating that the Plan continues to qualify under the IRC. However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

NOTE 6. SUBSEQUENT EVENTS - COBALT TO MERGE WITH WELLPOINT

WellPoint Health Networks Inc., and Cobalt Corporation, jointly announced on June 3, 2003 that they have signed a definitive merger agreement. The transaction is currently valued at approximately $906 million on a fully diluted basis or $20.50 per share for Cobalt Corporation common stock. Cobalt Corporation common stock was valued at $13.80 per share as of December 31, 2002.

The transaction is structured as a merger of Cobalt Corporation with a wholly owned subsidiary of WellPoint and is intended to be tax free with respect to the WellPoint stock to be received in the transaction by Cobalt shareholders. The consideration of $20.50 per share to be received by the shareholders of Cobalt will be comprised of $10.25 in cash and WellPoint stock at a fixed exchange ratio of 0.1233 of a share of WellPoint stock for each share of Cobalt stock (valued at $10.25 per share at the market close on June 3, 2003). The exchange ratio will be adjusted if WellPoint's stock price falls below $70.97 so that Cobalt shareholders receive no less than $8.75 per share in stock consideration and no less than $19.00 in the aggregate.

                             Supplemental Schedules

Cobalt Corporation 401(k) Plan
Employer Identification Number 39-1931212
Plan Number 002

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2002


                        Identity of Issue, Borrower,                            Number                            Current
                           Lessor or Similar Party                            of Shares          Cost **           Value
                           -----------------------                            ---------       -----------       ------------
Common Trust Funds:
     American Express Trust Income Fund II*                                     459,806               N/A       $ 10,552,092
     AXT Horizon Medium Term (50-50) Fund*                                      304,981               N/A          6,099,319
     American Express Trust Small Cap Equity Index Fund II*                     145,955               N/A          1,663,453
     American Express Trust Equity Index Fund II*                               594,541               N/A         14,709,543

Common Stocks:
     Cobalt Stock Pool*                                                       1,767,953       $ 8,134,163         18,227,597
     American Medical Securities Stock Pool*                                    161,777               N/A          1,768,705

Mutual Funds:
     PIMCO Total Return Fund                                                    867,928               N/A          9,260,794
     AIM Constellation Fund                                                     194,469               N/A          3,234,015
     AXP New Dimensions Fund (Y)*                                               267,395               N/A          5,152,701
     AXP Mid Cap Index Fund (Class E)*                                          395,958               N/A          1,896,637
     Neuberger Berman Genesis Trust                                              46,281               N/A          1,302,336
     Brown Capital Management Small Company                                       2,417               N/A             50,706
     Janus Overseas Fund                                                        231,910               N/A          3,545,908

Participant Loans, Interest rates (5.25% - 10.5%), maturity                         N/A               N/A          2,420,008
dates vary with terms of generally 5 years or less                                                              ------------
                                                                                                                $ 79,883,814
                                                                                                                ============

     * Represents party known to be a party-in-interest to the Plan.
     **Cost has been included for nonparticipant-directed investments only.

Cobalt Corporation 401(k) Plan
Employer Identification Number 39-1931212
Plan Number 002

Schedule H, line 4i - Schedule of Assets (Acquired and Disposed of Within Year) For the Year Ended December 31, 2002


                                             Description of Investment
                                              Including Maturity Date,
Identity of Issue, Borrower,               Rate of Interest, Collateral,              Cost of
      or Similar Party                         Par or Maturity Value               Acquisitions
----------------------------               -----------------------------           ------------
Brown Capital Management Small Company            Mutual Fund                       $ 52,579

Cobalt Corporation 401(k) Plan
Employer Identification Number 39-1931212
Plan Number 002

Schedule H, line 4j - Schedule of Reportable Transactions
For the Year Ended December 31, 2002


            Description                             Purchases                                     Sales
   ------------------------------      -----------------------------------      -----------------------------------------
    Identity of       Description        No. of         Fair      Purchase        No. of         Fair     Selling    Gain
   Party Involved       of Asset       Transactions     Value      Price        Transactions     Value    Price     (Loss)
   ------------------------------      -----------------------------------      -----------------------------------------

   None.

                                   SIGNATURES
                                   ----------

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Cobalt Corporation Employee Benefits Committee, which administers the plan, has duly caused this amendment to Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

                                       COBALT CORPORATION 401(k) PLAN


August 6, 2003                         By: /s/ Gail L. Hanson
                                           -----------------------------------
                                           Gail L. Hanson
                                           Member of the Cobalt Corporation
                                           Employee Benefits Committee

                                  EXHIBIT INDEX
                         COBALT CORPORATION 401(K) PLAN
                                   FORM 11-K/A

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
                   -------------------------------------------

Exhibit No.               Description
-----------               -----------

(23.1)         Consent of Coleman & Williams , Ltd., Independent Auditors.

(23.2)         Consent of Ernst & Young LLP, Independent Auditors.

(32.1) Certification of the Chairman and Chief Executive Officer of Cobalt Corporation Pursuant to 18 U.S.C. Section 1350.

(32.2) Certification of the Senior Vice President, Chief Financial Officer and Treasurer of Cobalt Corporation Pursuant to 18 U.S.C.
               Section 1350.